SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2012

Commission file number: 1-14872

SAPPI LIMITED
(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

INCORPORATION BY REFERENCE

Sappi Limited’s announcement, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, the emergence of new technologies and changes in consumer trends including increased preferences for digital media, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructurings or other strategic initiatives, and achieving expected savings and synergies, and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT.

Sappi Limited’s Subsidiary, PE Paper Escrow GmbH, Announces Early Tender Offer and Consent Solicitation Results for Remaining Senior Secured Notes due 2014 and Execution of Second Supplemental Indenture

Vienna, Austria — November 22, 2012 — PE Paper Escrow GmbH (“PE Paper”, “we, “us”, or the “Company”), a wholly-owned subsidiary of Sappi Limited, announces that it has received, on or prior to 5:00 p.m., New York City time, on November 21, 2012 (the “Consent Payment Deadline”), tenders and consents from holders (“Holders”) of approximately 75.72% of the aggregate principal amount of its outstanding euro-denominated 11.75% Senior Secured Notes due 2014 (the “Notes”), in connection with its previously announced offer to purchase for cash any and all of its outstanding Notes (the “Tender Offer”) and solicitation of consents (the “Consents”) from Holders (the “Consent Solicitation”, and together with the Tender Offer, the “Offer”), pursuant to an Offer to Purchase and Consent Solicitation Statement dated November 9, 2012 (the “Offer to Purchase”).

Notes with the aggregate principal amount indicated below were validly tendered and not validly withdrawn, and Consents related to such Notes were validly delivered and not validly revoked, on or prior to the Consent Payment Deadline, according to information provided by DF King Worldwide, the tender and information agent for the Offer (in such capacity, the “Tender and Information Agent”):

Title of Security	Principal Amount Outstanding	Principal Amount Tendered	Percentage of Outstanding Amount Tendered
11.75% Senior Secured Notes due 2014	€31,005,000	€23,476,018.80	75.72%

Holders who validly tendered their Notes and validly delivered their Consents on or prior to the Consent Payment Deadline, and which Notes are accepted for purchase by us, will be eligible to receive the “Tender Offer Consideration” of €1,058.75 per €1,000 principal amount of Notes tendered plus the “Consent Payment” of €7.50 per €1,000 principal amount of Notes tendered (which together with the Tender Offer Consideration, amounts to the “Total Consideration”). We reserve the right, at any time prior to the Expiration Time (as defined below), to accept for purchase all the Notes validly tendered prior to or at the Consent Payment Deadline (“Early Settlement Election”). If we make the Early Settlement Election, we will pay the Total Consideration on a date (such date, the “Early Settlement Time”) promptly following the Early Settlement Election. If we do not make the Early Settlement Election, we will accept for purchase all validly tendered Notes at the Expiration Time, and payment for all such Notes will be made promptly thereafter (the “Settlement Time”), except if we terminate the Tender Offer, at our discretion. Accrued interest up to, but not including, the Early Settlement Time or the Settlement Time, as applicable, shall also be paid in respect of Notes validly tendered and accepted for purchase on or prior to the Consent Payment Deadline. Notes tendered and Consents delivered may not be withdrawn or revoked after the Consent Payment Deadline, except as provided by law.

As a result of the receipt of a majority in aggregate principal amount of the outstanding Notes, excluding for such purposes any Notes owned by the Company or any of its affiliates (the “Majority Consent”), PE Paper, the trustee, the security agent and the other applicable parties under the indenture governing the Notes (the “Indenture”) executed a supplemental indenture (the “Supplemental Indenture”) with respect to the Indenture, which eliminates or modifies substantially all of the restrictive covenants and certain events of default and related provisions (the “Amendments”) contained in the Indenture. Although the Supplemental Indenture became effective upon execution, the Amendments will not become operative until we accept for purchase a majority in aggregate principal amount of the Notes outstanding and the Early Settlement Time or the Settlement Time, as applicable, has occurred. Any Notes not validly tendered and accepted for purchase pursuant to the Offer will remain outstanding and subject to the terms of the Indenture, as modified by the terms of the Supplemental Indenture, even though Holders of such Notes did not consent to the Amendments.

The Offer will expire at 12:00 midnight, New York City time, on December 10, 2012, unless extended (the “Expiration Time”). Holders who validly tender their Notes and validly deliver their Consents after the Consent Payment Deadline and on or prior to the Expiration Time, and whose Notes are accepted for purchase by us, will be eligible to receive the Tender Offer Consideration of €1,058.75 per €1,000 principal amount of Notes tendered, plus accrued and unpaid interest up to, but not including, the Settlement Time. Notes tendered and Consents delivered after the Consent Payment Deadline and prior to the Expiration Time may not be withdrawn and revoked, except as provided by law.

The complete terms and conditions of the Offer are set forth in the Offer to Purchase that was previously furnished to Holders. Holders are urged to read the Offer to Purchase carefully before making any decision with respect to the Offer. Copies of the Offer to Purchase may be obtained from the Tender and Information Agent, DF King Worldwide, at +44 20 7920 9700 and at sappi@king-worldwide.com or from the dealer manager for the Offer, J.P. Morgan Securities plc, at +44 20 7134 3166.

DISCLAIMER

                This announcement must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which should be read carefully before any decision is made with respect to the Offer. If you are in any doubt as to the action you should take, you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to tender Notes in the Offer. None of the Dealer Manager, the Tender and Information Agent, the trustee, the security agent or the Company or any of their respective affiliates makes any recommendation as to whether Holders should participate in the Offer. The Dealer Manager and its affiliates are acting exclusively for the Company and for no one else in connection with the Offer and will not be responsible to anyone other than the Company for providing the protections afforded to the customers of such Dealer Manager or its affiliates or for providing advice in relation to the Offer or any transaction or arrangement referred to herein.

FORWARD LOOKING STATEMENTS

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives.

               The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:

•
the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing;

•	the impact on our business of the global economic downturn;

•	unanticipated production disruptions (including as a result of planned or unexpected power outages);

•	changes in environmental, tax and other laws and regulations;

•	adverse changes in the markets for our products;

•	the emergence of new technologies and changes in consumer trends including increased preferences for digital media;

•	consequences of our leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed;

•	adverse changes in the political situation and economy in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems;

•
the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructurings or other strategic initiatives, and achieving expected savings and synergies; and

•	currency fluctuations.

We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

OFFER AND DISTRIBUTION RESTRICTIONS

NEITHER THE OFFER TO PURCHASE NOR ANY RELATED DOCUMENT HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, NOR HAS ANY SUCH DOCUMENT BEEN FILED WITH OR REVIEWED BY ANY U.S. STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY OF AUSTRIA, SOUTH AFRICA, ITALY, THE UNITED KINGDOM OR ANY OTHER COUNTRY. NO AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THE ATTACHED OFFER TO PURCHASE OR ANY RELATED DOCUMENTS, AND IT IS UNLAWFUL AND MAY BE A CRIMINAL OFFENCE TO MAKE ANY REPRESENTATION TO THE CONTRARY.

THE DISTRIBUTION OF THE OFFER TO PURCHASE IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THE OFFER TO PURCHASE COMES ARE REQUIRED BY THE COMPANY, THE DEALER MANAGER AND THE TENDER AND INFORMATION AGENT TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, ANY SUCH RESTRICTIONS.

This announcement, the Offer to Purchase, and any other materials or advertisements in connection with the Offer may not be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in such jurisdictions, the Offer shall be deemed to be made by the Dealer Manager or such affiliate (as the case may be) on behalf of PE Paper in such jurisdictions. Persons into whose possession this document comes are advised to inform themselves about and to observe any restrictions relating to the Offer and the distribution of this announcement, the Offer to Purchase and any other related materials.

Austria. Neither this announcement, the Offer to Purchase nor any other documents or materials relating to the Offer are subject to the Austrian Capital Markets Act (Kapitalmarktgesetz) and have not been submitted to or will be submitted for approval or registration with the Austrian Financial Market Authority (Finanzmarktaufsichtsbehörde). Accordingly, this announcement and the Offer to Purchase have not been and will not be approved by the Austrian Financial Market Authority or any other regulatory body in Austria.  The Dealer Manager will not hold any physical meetings in Austria with Holders in connection with the Offer.

                Italy. None of this announcement, the Offer, the Offer to Purchase and any other documents and materials relating to the Offer have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. In Italy, the Offer is carried out as an exempted offer under Article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”), and Article 35-bis, paragraphs 3 and 4, letter b) of the CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “Regulation on Issuers”). The Offer is also being carried out in compliance with article 35-bis, paragraph 7, letter a) of the Issuers’ Regulation. Accordingly, a Holder of Notes that is located in Italy can participate in the Offer only if (i) the Notes tendered by it have a nominal value or an aggregate nominal amount equal to or greater than €50,000 or if (ii) it qualifies as qualified investor (investitore qualificato), as defined pursuant to Article 100 of the Financial Services Act and Article 34-ter, paragraph 1, letter b) of the Regulation on Issuers (“Eligible Investors”); otherwise Holders of Notes located in Italy may not participate in the Offer and neither this announcement, the Offer to Purchase nor any other documents or materials relating to the Offer may be distributed or otherwise made available to them as part of the Offer. The Offer cannot be extended, nor may copies of this announcement, the Offer to Purchase or any other document relating to the Offer or the Notes be distributed, mailed or otherwise forwarded, or sent, to the public in Italy, whether by mail or by any means or other instrument (including, without limitation, telephonically or electronically) or any facility of a national securities exchange available in Italy, other than to Eligible Investors. Persons receiving this announcement and the Offer to Purchase must not forward, distribute or send it in or into or from Italy. Holders or beneficial owners of the Notes that qualify as Eligible Investors can tender the Notes through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer.

South Africa. Pursuant to South African Exchange Control regulations, no Notes were offered or sold to prospective investors in South Africa. Accordingly, the Offer is not being made to any person resident or located in South Africa. Holders are hereby notified that, to the extent such Holders are persons resident or located in South Africa, the Offer is not available to them and they may not tender Notes pursuant to the Offer and, as such, any acceptance of Notes tendered by such persons shall be ineffective and void, and neither this announcement, the Offer to Purchase nor any other offering material relating to the Offer or the Notes may be distributed or made available in South Africa.

United Kingdom. The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Offer is not being made, and such documents and materials have not been approved by, an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom, and are only for circulation to persons outside the United Kingdom or to persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)) or within Article 43(2) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order.

This announcement and the Offer to Purchase do not constitute an offer or solicitation to purchase Notes in any jurisdiction in which, or to, or from, any person to, or from, whom, it is unlawful to make such offer or solicitation under applicable securities or blue sky laws.

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT.

Sappi Limited’s Subsidiary, PE Paper Escrow GmbH, Announces Acceptance of Tendered Senior Secured Notes due 2014 and Issuance of Notice of Redemption for Outstanding Senior Secured Notes due 2014

Vienna, Austria — November 23, 2012 — PE Paper Escrow GmbH, a wholly-owned subsidiary of Sappi Limited, announces that it has accepted for purchase €23,476,018.80 in aggregate principal amount of its outstanding euro-denominated 11.75% Senior Secured Notes due 2014 (the “Notes”), validly tendered and not validly withdrawn on or prior to 5:00 p.m., New York City time, on November 21, 2012 (the “Consent Payment Deadline”), in connection with its previously announced offer to purchase for cash any and all of its outstanding Notes (the “Tender Offer”) and solicitation of consents (the “Consents”) from holders of the Notes (“Holders”) (the “Consent Solicitation”, and together with the Tender Offer, the “Offer”), pursuant to an Offer to Purchase and Consent Solicitation Statement dated November 9, 2012 (the “Offer to Purchase”).

Holders of Notes accepted for purchase are eligible to receive the “Tender Offer Consideration” of €1,058.75 per €1,000 principal amount of Notes tendered plus the “Consent Payment” of €7.50 per €1,000 principal amount of Notes tendered (which together with the Tender Offer Consideration, amounts to the “Total Consideration”), plus accrued and unpaid interest up to, but not including the date of the Early Settlement Time (as defined below). We expect to make payment for the Notes accepted for purchase on November 26, 2012 (the “Early Settlement Time”). Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders by any of the clearing systems.

The Offer will expire at 12:00 midnight, New York City time, on December 10, 2012, unless extended (the “Expiration Time”). Holders who validly tender their Notes and validly deliver their Consents after the Consent Payment Deadline and on or prior to the Expiration Time, and whose Notes are accepted for purchase by us, will be eligible to receive the “Tender Offer Consideration”, which is the Total Consideration minus the Consent Payment, plus accrued and unpaid interest up to, but not including, the date of the Settlement Time (as defined below). We will accept for purchase all such validly tendered Notes at the Expiration Time, and payment for all such Notes will be made promptly thereafter (the “Settlement Time”), except if we terminate the Tender Offer, at our discretion. Notes tendered and Consents delivered after the Consent Payment Deadline and prior to the Expiration Time may not be withdrawn and revoked, except as provided by law.

PE Paper also announces that it has exercised its option to redeem the remaining outstanding Notes. The Company has issued a notice announcing the redemption on December 24, 2012 (the “Redemption Date”) of all of the Notes outstanding as of such Redemption Date (after giving effect to the Offer). The Notes will be redeemed at a redemption price of 105.875% of the principal amount of each Note redeemed, plus accrued and unpaid interest up to, but not including, the Redemption Date.

The complete terms and conditions of the Offer are set forth in the Offer to Purchase that was previously furnished to Holders. Holders are urged to read the Offer to Purchase carefully before making any decision with respect to the Offer. Copies of the Offer to Purchase may be obtained from the Tender and Information Agent, DF King Worldwide, at +44 20 7920 9700 and at sappi@king-worldwide.com or from the dealer manager for the Offer, J.P. Morgan Securities plc, at +44 20 7134 3166.

DISCLAIMER

This announcement must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which should be read carefully before any decision is made with respect to the Offer. If you are in any doubt as to the action you should take, you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to tender Notes in the Offer. None of the Dealer Manager, the Tender and Information Agent, the trustee, the security agent or the Company or any of their respective affiliates makes any recommendation as to whether Holders should participate in the Offer. The Dealer Manager and its affiliates are acting exclusively for the Company and for no one else in connection with the Offer and will not be responsible to anyone other than the Company for providing the protections afforded to the customers of such Dealer Manager or its affiliates or for providing advice in relation to the Offer or any transaction or arrangement referred to herein.

FORWARD LOOKING STATEMENTS

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives.

The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:

•
the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing);

•	the impact on our business of the global economic downturn;

•	unanticipated production disruptions (including as a result of planned or unexpected power outages);

•	changes in environmental, tax and other laws and regulations;

•	adverse changes in the markets for our products;

•	the emergence of new technologies and changes in consumer trends including increased preferences for digital media;

•	consequences of our leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed;

•	adverse changes in the political situation and economy in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems;

•
the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructurings or other strategic initiatives, and achieving expected savings and synergies; and

•	currency fluctuations.

We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

OFFER AND DISTRIBUTION RESTRICTIONS

NEITHER THE OFFER TO PURCHASE NOR ANY RELATED DOCUMENT HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, NOR HAS ANY SUCH DOCUMENT BEEN FILED WITH OR REVIEWED BY ANY U.S. STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY OF AUSTRIA, SOUTH AFRICA, ITALY, THE UNITED KINGDOM OR ANY OTHER COUNTRY. NO AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THE ATTACHED OFFER TO PURCHASE OR ANY RELATED DOCUMENTS, AND IT IS UNLAWFUL AND MAY BE A CRIMINAL OFFENCE TO MAKE ANY REPRESENTATION TO THE CONTRARY.

THE DISTRIBUTION OF THE OFFER TO PURCHASE IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THE OFFER TO PURCHASE COMES ARE REQUIRED BY THE COMPANY, THE DEALER MANAGER AND THE TENDER AND INFORMATION AGENT TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, ANY SUCH RESTRICTIONS.

This announcement, the Offer to Purchase, and any other materials or advertisements in connection with the Offer may not be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in such jurisdictions, the Offer shall be deemed to be made by the Dealer Manager or such affiliate (as the case may be) on behalf of PE Paper in such jurisdictions. Persons into whose possession this document comes are advised to inform themselves about and to observe any restrictions relating to the Offer and the distribution of this announcement, the Offer to Purchase and any other related materials.

Austria. Neither this announcement, the Offer to Purchase nor any other documents or materials relating to the Offer are subject to the Austrian Capital Markets Act (Kapitalmarktgesetz) and have not been submitted to or will be submitted for approval or registration with the Austrian Financial Market Authority (Finanzmarktaufsichtsbehörde). Accordingly, this announcement and the Offer to Purchase have not been and will not be approved by the Austrian Financial Market Authority or any other regulatory body in Austria.  The Dealer Manager will not hold any physical meetings in Austria with Holders in connection with the Offer.

                Italy. None of this announcement, the Offer, the Offer to Purchase and any other documents and materials relating to the Offer have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. In Italy, the Offer is carried out as an exempted offer under Article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”), and Article 35-bis, paragraphs 3 and 4, letter b) of the CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “Regulation on Issuers”). The Offer is also being carried out in compliance with article 35-bis, paragraph 7, letter a) of the Issuers’ Regulation. Accordingly, a Holder of Notes that is located in Italy can participate in the Offer only if (i) the Notes tendered by it have a nominal value or an aggregate nominal amount equal to or greater than €50,000 or if (ii) it qualifies as qualified investor (investitore qualificato), as defined pursuant to Article 100 of the Financial Services Act and Article 34-ter, paragraph 1, letter b) of the Regulation on Issuers (“Eligible Investors”); otherwise Holders of Notes located in Italy may not participate in the Offer and neither this announcement, the Offer to Purchase nor any other documents or materials relating to the Offer may be distributed or otherwise made available to them as part of the Offer. The Offer cannot be extended, nor may copies of this announcement, the Offer to Purchase or any other document relating to the Offer or the Notes be distributed, mailed or otherwise forwarded, or sent, to the public in Italy, whether by mail or by any means or other instrument (including, without limitation, telephonically or electronically) or any facility of a national securities exchange available in Italy, other than to Eligible Investors. Persons receiving this announcement and the Offer to Purchase must not forward, distribute or send it in or into or from Italy. Holders or beneficial owners of the Notes that qualify as Eligible Investors can tender the Notes through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer.

South Africa. Pursuant to South African Exchange Control regulations, no Notes were offered or sold to prospective investors in South Africa. Accordingly, the Offer is not being made to any person resident or located in South Africa. Holders are hereby notified that, to the extent such Holders are persons resident or located in South Africa, the Offer is not available to them and they may not tender Notes pursuant to the Offer and, as such, any acceptance of Notes tendered by such persons shall be ineffective and void, and neither this announcement, the Offer to Purchase nor any other offering material relating to the Offer or the Notes may be distributed or made available in South Africa.

United Kingdom. The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Offer is not being made, and such documents and materials have not been approved by, an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom, and are only for circulation to persons outside the United Kingdom or to persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)) or within Article 43(2) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order.

                This announcement and the Offer to Purchase do not constitute an offer or solicitation to purchase Notes in any jurisdiction in which, or to, or from, any person to, or from, whom, it is unlawful to make such offer or solicitation under applicable securities or blue sky laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 22, 2012

SAPPI LIMITED,

By:	/s/ L. Newman
Name: L. Newman
Title: Group Financial Controler